August 11, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	DGOC Series 28, L.P.

Registration Statement on Form 10-12G

Filed July 12, 2017

File No. 0-55816

Dear Mr. Schwall:

On behalf of DGOC Series 28, L.P., a Delaware limited partnership (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2017, relating to the Registration Statement on Form 10-12G of the Company (the “Form 10”) filed with the Commission on July 12, 2017. We are concurrently filing via EDGAR Amendment No.1 to the Registration Statement on Form 10-12G (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Information Statement filed as Exhibit 99.1

General

1.

Please be advised that your registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company acknowledges the Staff’s comment. The Company further acknowledges that it will need to update the Form 10 to include interim financial statements for the six-month period ended June 30, 2017 prior to effectiveness and it intends to do so in connection with its next amendment to the Form 10. These financial statements were not included in the Draft Amendment in order to expedite the Company’s response to the Staff’s comments.

2.	Please provide us with legal analysis detailing the basis upon which you concluded that no vote of Atlas Series 28-2010’s unitholders is required. Please explain in your analysis whether the separation and distribution, and the transfer of equity interests from the DGOC MGP to Diversified such that Diversified will own your managing general partner should be viewed as a single transaction. In this regard, we note you disclose at page 46 that the separation and distribution will facilitate the sale of the DGOC MGP equity interests to Diversified.

The Company acknowledges the Staff’s comment and further advises the Staff that its legal analysis is based on the provisions of the Amended and Restated Certificate and Agreement of Limited Partnership (the “Partnership Agreement”) of Atlas Resources Series 28-2010 L.P. (“Atlas Series 28-2010”).

Authority to Effect the Spin Off

The Partnership Agreement grants the managing general partner of Atlas Series 28-2010 (the “MGP”) authority to conduct the affairs of Atlas Series 28-2010, including to take the actions contemplated to (1) form the Company as a new partnership, (2) contribute the spinoff assets from Atlas Series 28-2010 to the Company, (3) distribute the units of the Company to the investors, (4) assign operatorship of the assets contributed to the Company and (5) transfer the general partner interest.

Set forth below for the Staff are the specific provisions of the Partnership Agreement that permit the MGP to take each of these steps. The Partnership Agreement does not require a vote of the unitholders of Atlas Series 28-2010 for any of these steps, nor does it require a vote of the unitholders of Atlas Series 28-2010 or the Company for the sale of the equity of the entity that owns the Company’s general partner interest.

(1) Formation of the Company:

Under the authority granted to the MGP to conduct the business of Atlas Series 28-2010 in Section 4.02(c)(1) of the Partnership Agreement, and specifically in sub provision (ix) of that Section, the MGP has authority to form new partnerships. The formation of the Company by the MGP therefore does not require a vote of the unitholders of Atlas Series 28-2010.

(2) Contribution of the spinoff assets to the Company:

Under the general authority granted to the MGP to conduct the business of Atlas Series 28-2010 in Section 4.02(c)(1) of the Partnership Agreement, and specifically in sub provisions (i)(c), (ii) and (viii) of that Section, the MGP has authority to contribute the spinoff assets to the Company in exchange for units in the Company. The contribution of the spinoff assets to the Company is not a sale of assets and therefore does not require unitholder consent under the Partnership Agreement.

(3) Distribution of units in the Company to investors:

Under the general authority granted to the MGP to conduct the business of Atlas Series 28-2010 in Section 4.02(c)(1) of the Partnership Agreement, the MGP has authority to distribute units of the Company to the investors. The distribution of the units by Atlas Series 28-2010 would be an in-kind distribution of the assets of Atlas Series 28-2010. The MGP is authorized to distribute assets of Atlas Series 28-2010, and there is no restriction on distributions being in the form of non-cash items.

(4) Assignment of the operating agreement:

Under the general authority granted to the MGP to conduct the business of Atlas Series 28-2010 in Section 4.02(c)(1) of the Partnership Agreement, and specifically in sub provisions (ii) and (iii) of that Section, the MGP has authority to assign the operating agreement for the assets being contributed to the Company.

(5) Transfer of general partner interest:

Subsequent to actions (1) through (4) above, the MGP will transfer its managing general partner and unitholder interests in the Company to a wholly-owned subsidiary (the “DGOC MGP”), as it is permitted to do under Section 3.04(d) of the Partnership Agreement, which expressly allows a transfer of the managing general partner interest to an affiliate without unitholder consent.

Subsequent Sale to Diversified is a Separate Transaction

Diversified will subsequently purchase the DGOC MGP equity interests, which Titan, as the beneficial owner of DGOC MGP, is free to sell to Diversified. There are no restrictions in the Partnership Agreement or the Company’s partnership agreement on the sale of the entity that owns the general partner interest.

While the actions described in (1) through (5) above will facilitate the sale of Titan’s interest in the assets to be contributed to the Company to Diversified, the actions described in (1) through (5) above are a separate and distinct transaction from the eventual sale of Titan’s interests to Diversified – both by the terms of the purchase and sale agreement with Diversified and by their nature: If the separation and distribution are completed but the sale of the DGOC MGP equity interests to Diversified is never consummated, the actions described in (1) through (5) above would nevertheless be maintained by Atlas Series 28-2010 and the Company.

Questions and Answers about the Separation and Distribution, page 1

3.	Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Draft Amendment in response to the Staff’s comment. The Company further advises the Staff that Titan shall be responsible for the payment of all costs incurred in connection with the separation and distribution.

What is DGOC and why is Atlas Series 28-2010 Separating DGOC’s Business and Distributing its Units?, page 1

4.	Please expand your disclosure to explain how the separation and distribution will benefit investors. In addition, describe any strategic alternatives considered and explain why Atlas Series 28-2010 ultimately chose to pursue the currently contemplated spinoff. For instance, address what consideration was given to providing investors with a cash option in lieu of interests in the new LP.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Draft Amendment in response to the Staff’s comment.

The Company further advises the Staff as follows:

Titan’s Corporate Strategy

As part of its corporate strategy, Titan previously announced a plan to transform its business in 2017 by paying down its credit facility and focusing on its Eagle Ford shale play oil and gas position in South Texas. This involved the strategic sale of non-core assets and exit from its shale play positions outside of South Texas. Titan’s sale to Diversified of substantially all of its oil and gas assets in the Appalachia region held outside Atlas Series 28-2010 (in which the investors hold no interest) is part of the implementation of its corporate strategy.

Titan’s Exit from the Appalachia Region

Through the sale to Diversified, Titan agreed to divest the entirety of its oil and gas resources in the Appalachia region, retaining only coal-bed methane production and to further consolidate and concentrate its position as a player in the Eagle Ford shale play in South Texas. Titan publicly announced that the sale was intended to be an exit from the Appalachia region and to continue its transformation into an Eagle Ford-based exploration and production company. Further to this end, Titan has relocated its operational office from the Appalachia region to its office in Texas.

Benefits to Investors

The separation and distribution will benefit investors in two primary ways: (1) through the disaggregation of assets held by Atlas Series 28-2010; and (2) through synergies resulting from Diversified and its affiliates’ ownership and operation of similar assets in the geographic areas where the properties to be held by the Company are geographically located.

(1) Disaggregation

The investors will benefit from the assets of Atlas Series 28-2010 being split into two smaller pools of assets because distributions to investors are based on the net amount of distributable cash available from the pool of assets, where the impact of cash flow negative wells is offset by cash generated by cash flow positive wells. Separating the assets into two pools reduces the downward impact on distributions to investors by isolating the cash flow negative assets that remain in Atlas Series 28-2010 from the cash flow positive assets that are contributed to the Company, and vice versa. Because the MGP, and not the investors, bears the impact of any net negative cash flow from the pool of assets under the Partnership Agreement, the more disaggregated the assets, the better for the investors. Taken to an extreme, if every asset was in its own entity, the investors would receive distributions from every cash flow positive asset, and the MGP would bear all of the downside of cash flow negative assets. As a result, disaggregating the assets that will be contributed to the Company from the assets of Atlas Series 28-2010 benefits the investors by isolating cash flow positive assets in either pool from cash flow negative assets in the other pool. For example, if the separation and distribution had occurred on January 1, 2016, the distributions received by unitholders of the Company would have been greater than those actually received by unitholders of Atlas Series 28-2010 for fiscal year 2016 before giving effect to the separation and distribution.

In addition, the liabilities of Atlas Series 28-2010 include substantial plugging and abandonment liabilities. Separating those liabilities across two separate partnerships and two separate general partners (following the transfer of the DGOC equity interests to the DGOC MGP) improves the overall financial backing for those liabilities.

(2) Synergies

Diversified’s Greater Scale in the Appalachia Basin

As of June 30, 2017, the MGP and its affiliates sold to Diversified substantially all of their other assets in the geographic area where the assets to be contributed to the Company are located. Diversified has publicly stated that this acquisition allows Diversified to materially increase the scale of its portfolio within the Appalachian Basin shale play in a complementary position to its current holdings, resources and geographic operational knowledge. It benefits the investors, as a part of the overall transaction, to transfer the MGP’s ownership interests in those assets to be contributed to the Company to Diversified, as Diversified is in a position to exploit synergies in the area from which the investors will potentially benefit.

Given that each shale play within the U.S. differs by region in terms of rock composition, and well drilling and operating practices to recover oil and gas, localized knowledge is crucial for operators to ensure efficiency and optimized production for that particular region. Such operational knowledge is not directly interchangable across geographic and stratigraphic regions and can be difficult to effectively accomplish remotely. Investors would benefit from having an operator whose affiliated entities own and operate similar assets and have personnel, expertise and resources in the geographic areas where the properties to be held by the Company are located, including personnel with historical knowledge of the assets who are working for the benefit of Diversified and its affiliates.

Since Diversified now owns substantially all of the other assets Titan previously owned in the Appalachia region, it is both logical and beneficial to the investors for Atlas Series 28-2010’s interest in the assets that will be contributed to the Company to be owned by Diversified, and for the assets that will be contributed to the Company to be operated by Diversified.

Consideration of Other Alternatives

While consideration was given to alternative approaches, there was no alternative available that would have provided the investors cash for their interests. No potential buyer proposed to buy 100% of the spinoff assets, so a direct sale of those assets by Atlas Series 28-2010 was not available. There was also no buyer for the entirety of the assets of Atlas Series 28-2010 nor for 100% of the equity interests of Atlas Series 28-2010. The MGP was not authorized or in a position to separately solicit buyers for the investors’ limited partnership interests in Atlas Series 28-2010 or the Company, as the MGP does not own all of those interests or have the right to compel the sale of those interests. As there was no buyer for the investors’ interests in the spinoff assets, either directly or indirectly, and the investors do not have the right to tag along on a sale of the general partner interest, a cash option for the investors was not available.

Does DGOC Plan to Pay Distributions?, page 3

5.	Please revise your disclosure to discuss the historical distributions paid by Atlas Series 28-2010 to its unitholders, and to clarify whether you expect to pay distributions to unitholders after the spinoff.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 19 of the Draft Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis, page 21

Separation from Atlas Resources Series 28-2010 L.P., page 21

6.	We note your disclosures on pages 29 and 49, regarding the pending change in ownership of your MGP, stating “We expect the DGOC MGP to operate our business in substantially the same manner” and “We expect our arrangements with the DGOC MGP will be substantially similar to those currently in place with the MGP.”

Please clarify this view in MD&A and indicate whether this is based on consultation with Diversified Energy, LLC. Please ensure that you have addressed any anticipated change in economics, including material events or uncertainties that would cause your reported financial information not to be necessarily indicative of future operating results or financial condition, as may arise with the change in MGP ownership.

Also address any material effects of the “equitable adjustments to reflect a recalculation of the general partner’s subordination obligations for the wells to be contributed to DGOC by Atlas Series 28-2010,” as referenced on page 50.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Draft Amendment in response to the Staff’s comment.

The Company advises the Staff that in addition to its discussions with Diversified regarding the operation of its business following the separation and distribution, the nature of the assets provides further evidence with regards to future operations. As disclosed in the Form 10, given no further wells are expected to be drilled, each existing well will continue to be operated until it is depleted or becomes uneconomical to produce, at which point the relevant well will be plugged and abandoned or sold. As a result, it is unlikely that Diversified could operate the business of the Company in a substantially different manner.

The Company further advises the Staff that no material effects are expected as a result of the “equitable adjustments to reflect a recalculation of the general partner’s subordination obligations for the wells to be contributed to DGOC by Atlas Series 28-2010” as the subordination provisions under the Atlas Series 28-2010 partnership agreement expired as of December 31, 2016 and will not be reinstituted at the Company after the Separation. These equitable adjustments are intended to keep a unitholder of Atlas Series 28-2010 in the same position economically (before and after the Separation) by reflecting in the subordination provisions of the Company’s partnership agreement only that portion of the historical subordination obligations relating to the wells contributed to the Company as part of the Separation.

Security Ownership of Certain Beneficial Owners and Management, page 45

7.	We note your disclosure on page 3, regarding various aspects of the separation and distribution plan, including the agreement under which Diversified Energy, LLC will acquire your managing general partner from Titan Energy LLC, and other interests in exchange for $84.2 million. Please expand your disclosures on pages 45, and related summaries elsewhere in your filing, to clarify those provisions that are expected to result in a change in control, to comply with Item 403(c) of Regulation S-K.

Tell us your view on the applicability of FASB ASC 805-50-25-4, as it relates to the option to apply push-down accounting when there has been a change in control, and your intentions with regard to making an election of this nature.

Please describe the overall economic interests that Diversified Energy, LLC will obtain, directly or indirectly, in the business of DGOC Series 28, LP, and the portion of the $84.2 million purchase price that relates to these interests.

The Company acknowledges the Staff’s comment and has revised the disclosure (1) on page 45 of the Draft Amendment in response to the Staff’s comment regarding change in control and (2) on page 52 of the Draft Amendment in response to the Staff’s comment regarding economic interests and purchase price allocation.

The Company also acknowledges the Staff’s comment regarding FASB ASC 805-50-25-4, as it relates to the option of the acquiree to apply push–down accounting when there has been a change in control. As noted in the comment above, Diversified Energy, LLC will acquire the DGOC MGP from Titan Energy, LLC. The decision to apply push down accounting will ultimately be impacted by the decision of Diversified Energy, LLC as they will hold the general partner interest in the Company. The Company has shared the following views listed below which it believes are important to the conclusion on applying push-down accounting.

The Company does not believe it is beneficial to its investors to elect to apply push-down accounting for the following reasons:

•	the underlying economics for investors’ participation in revenues and costs would not change;

•	the determination of distributions to investors would not change as these are specified by the DGOC partnership agreement;

•	application of push-down accounting would likely result in additional costs for valuation and accounting fees that would be incurred by the Company, detracting from the normal course gas and oil production operation results; and

•	altering the limited partners’ basis in the Company would be contradictory to the overall intent of the transaction.

Exhibits

8.	Please file all material agreements with your next amendment, including your agreements with Hess Energy Marketing, LLC and Chevron Natural, your gas gathering agreements with Laurel Mountain Midstream, LLC, your drilling and operating agreement and partial assignment agreement, or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K. In addition, please tell us whether you are affiliated with Laurel Mountain and, if so, provide the disclosure required pursuant to Item 404 of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed with the Draft Amendment substantially all of the required exhibits, including the gas gathering agreement with Laurel Mountain Midstream, LLC. The Company further advises the Staff that the Company does not believe that the agreements with Hess Energy Marketing, LLC and Chevron Natural (the “Agreements”) are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K for the following reasons. The Agreements were entered into in the ordinary course of business, ordinarily accompany the kind of business conducted by the Company, the Company’s business is not, and is not for the foreseeable future, expected to be substantially dependent on the Agreements and other customers for the Company’s natural gas production are readily available in the event either of the Agreements were to be terminated.

The Company furthers advises the Staff that it is not currently affiliated with Laurel Mountain Midstream, LLC and has not been for over five years.

*    *    *    *    *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jeffrey M. Slotterback
Jeffrey M. Slotterback
Chief Financial Officer of Atlas Resources, LLC, the general partner of DGOC Series 28, L.P.

cc:	Mark Rosenstein, Esquire
Ledgewood, PC

John Hodgin
Joseph Klinko
Karl Hiller
Parhaum J. Hamidi
Karina V. Dorin
Securities and Exchange Commission